September 21, 2009


VIA OVERNIGHT COURIER AND EDGAR

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Noble Roman's, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2008
         File No. 0-11104

Dear Ms. Cvrkel:

We are in receipt of the Staff's comment letter, dated September 3, 2009, pursuant to which the Staff commented on the Form 10-K for the year ended December 31, 2008 (the "Form 10-K") of Noble Roman's, Inc., an Indiana corporation (the "Company"). We have set forth below each Staff comment in the comment letter followed by our response to each comment.

We also expressly note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 14
-------------------

1. Please revise future filings to include your critical accounting estimates. Among other accounting policies with critical estimates that may be required for disclosure, it appears the following items were subject to significant estimates, assumptions and sensitivity to change: (1) the recoverability of accounts and notes receivable considering the significant charge off in the fourth quarter of fiscal 2008 (see discontinued operations); (2) the significant amount of accrued future estimated expenses relating to the discontinued business; and (3) the material amount of deferred tax assets and the related recoverability of this asset. Refer to SEC Release 34-48960 and FR72

Response: As requested by your comment, we propose in future filings to add the following disclosure under "Introduction" in "Management's Discussion and Analysis of Financial Condition and Results of Operations": As discussed in

Note 1 to the Company's financial statements, the Company uses significant estimates in evaluating such items as notes and accounts receivable to reflect the actual amount expected to be collected for total receivables. At December 31, 2008, the Company reported net accounts and notes receivable of $1.046 million, which was net of an allowance to reflect the amount the Company expects to realize for the receivable at December 31, 2008. The Company has reviewed each of its accounts and notes receivable and only included current receivables and has excluded all receivables related to franchising traditional dual-branded restaurants for which new franchising activity has been curtailed. The Company has provided an accrual for estimated future expense related to its discontinued operations in the amount of $.722 million which was primarily to provide for future legal expenses for the litigation described in Legal Proceedings of this report which involves the discontinued operations of the Company. This is the Company's best estimate of those future costs after reviewing the status of the litigation, the estimated work to conclusion and is net of the estimated portion to be paid by the insurance carrier. The Company, at December 31, 2008, had a deferred tax asset on its balance sheet totaling $12.853 million and, after reviewing expected results from the Company's current business plan, the Company believes it is more likely than not that the deferred tax assets will be utilized prior to the expiration of those deferred assets, most of which expire between 2012 and 2028.

Financial Statements
--------------------
Consolidated Statements of Operations, page 22
----------------------------------------------

2. Please revise to present basic and diluted earnings per share for discontinued operations in all relevant periods. Refer to paragraph 37 of SFAS 128.

Response: As requested by your comment, we propose in future filings to add the following information:

Earnings per share - basic:                                2006              2007             2008
                                                           ----              ----             ----
    Net income from continuing operations            $      .12        $      .14       $      .07
    Net loss from discontinued operations net
       of tax benefit                                $       --        $       --       $      .20
    Net income (loss)                                $      .12        $      .14       $     (.13)
    Net income (loss) available to common
       stockholders                                  $      .11        $      .13       $     (.13)
Weighted average number of common shares
    outstanding                                      16,405,995        17,675,834       19,213,522

Diluted earnings per share:
    Net income from continuing operations            $      .10        $      .13       $      .07
    Net loss from discontinued operations net
       of tax benefit                                $       --        $       --       $      .19
    Net income (loss)                                $      .10        $      .13       $     (.12)
Weighted average number of common shares
    outstanding                                      19,702,988        18,973,291       20,147,150

Consolidated Statements of Cash Flows, page 24
----------------------------------------------

3. Please tell us the nature of the line item "Noncash expense from loss on discontinued operations" and tell us where this charge was classified in the consolidated statement of operations. If it is part of the amount classified within the Loss from discontinued operations, please also tell us and reconcile why the amount differs from the $3.8 million amount in the consolidated statement of operations.

Response: The non-cash expense, which is a part of the loss on discontinued operations, represents a write-off of accounts and notes receivable associated with the discontinued operations. The receivables and other miscellaneous items being charged off affected cash in prior periods.

Loss from discontinued operations net of tax benefit                $3,824,397
Tax benefit                                                          2,508,433
Expenses for items paid for in 2008                                 (4,112,807)
                                                                    ----------
Non-cash expenses from loss on discontinued operations              $2,220,023


Notes to Consolidated Financial Statements, page 25
---------------------------------------------------
Note 1:  Summary of Significant Accounting Policies, page 25
------------------------------------------------------------

4. Reference is made to your consolidated balance sheet where you classify "assets held for resale". In light of the significant changes in these assets each period, please tell us and provide an accounting policy that describes the nature of the assets held for resale and how such assets are recognized and measured in the financial statements for each material component category. In this regard, please also address the accounting literature relied upon in this manner.

Response: The assets held for resale include the cost of franchised locations held by the Company on a temporary basis until the franchise is sold and recorded at the Company's cost adjusted as necessary for any impaired value to the estimated net realizable value to the Company. While those assets are held by the Company, the revenues generated from those franchised locations are included in restaurant revenue and all expenses are included in the operating expense titled "restaurant expenses".


5. It appears that the material change in accrued expenses as of the end of fiscal 2008 may relate to the accrued future estimated expenses attributable to the decision to discontinue the business as disclosed in note 11. Please tell us and expand your accounting policies to describe the various nature of the expenses accrued with respect to the discontinuance of this business including the methodology in determining the estimates and the accounting guidance followed that appropriately provides for the accrual of these future expenses.

Response: The accrual for estimated future expenses attributable to the decision to discontinue the business includes an estimate of legal fees ($620,000) for implementing the decision to discontinue the business segment, lease payments ($20,590) on the one lease involved to the end of the lease term, a settlement of a prior claim ($41,068) paid in January 2009, and other estimated expenses ($40,000) for implementing the decision to discontinue the business segment.


Note 3:  Notes Payable, page 28
-------------------------------

6. We note that the February 2008 Amendment to the Loan Agreement provided for additional amounts of principal, a change in interest rate and extension on the maturity date of the loan. Please tell us how you have considered the guidance in EITF Issue 96-19, including if these loan modifications were considered substantive whereby you met any of the conditions in treating this as an exchange of debt instruments with substantially different terms. In your response, please specifically address in complete and clear detail your accounting treatment on this amended loan agreement transaction. Although we may have further comments after a review of your response, please also expand your notes to discuss your accounting treatment and the basis for the treatment with respect to this amended loan agreement, thereto.

Response: The amendment to the loan agreement in February 2008 was not considered substantive as discussed in EITF 96-19. In August 2005, the Company borrowed $9 million for the purpose of implementing a settlement with SummitBridge National Investments, LLC. That term loan required principal payments of $125,000 per month plus monthly interest payments equal to LIBOR + 4%. The loan agreement also required the Company to maintain certain financial ratios during the term of the loan. At the time of the modification in February 2008, that loan had a remaining principal balance $5.375 million. At that time, the Company added $3 million to the same term loan for the purpose of providing funds to repurchase some of the Company's common stock if the Board of Directors should decide that was in the best interest of the shareholders and for general corporate purposes. The terms of the loan were to maintain the same $125,000 per month principal payments and the interest rate was modified to LIBOR + 3.75% to reflect the reduced leverage ratio of the Company at the time as opposed to the leverage ratio at the time of the original term loan. The extension of the maturity date from August 31, 2011 to August 31, 2013 was to reflect the number of months necessary to maintain the same $125,000 per month principal payments and the financial ratios for maintaining the same as before. The accounting for the transaction was a debit to cash and a credit to note payable for the additional $3 million.


7. We note that the company employs the use of interest rate swaps with regard to outstanding debt. Please tell us, and revise future filings to disclose, how you account for these swaps, specifically if the swaps are designated as derivative instruments in accordance with SFAS 133. To the extent the swaps are derivative instruments, please revise future filings to include all disclosures required by paragraphs 44 and 45 of SFAS 133.

Response: Reported interest expense was adjusted to reflect the gain or loss difference by the swap contract, which difference was considered immaterial. The pre-tax (gain) or loss between interest from the swap contract compared to stated interest for the loan documents was ($8,393), ($14,537) and $62,698 for the years ended December 31, 2006, 2007 and 2008, respectively. The after-tax
(gain) or loss would have only been ($5,539), ($9,594) and $41,381 for the years ended December 31, 2006, 2007 and 2008, respectively. The Company will revise its reporting in future filings if the gain or loss between interest and the swap contract compared to stated interest of loan documents becomes material.


8. In a related matter, to the extent applicable, please revise future filings to provide all disclosures required by SFAS 157, paragraph 32, with regards to the interest rate swap and any other instruments measured at fair value as required.

Response: The Company will revise future filings to provide the disclosure required by SFAS 157, paragraph 32, with regard to the interest rate swap.


Note 5:  Contingent Liabilities for Leased Facilities, page 29
--------------------------------------------------------------

9. We note that the company remains contingently liable for operating leases on franchised restaurants. Given disclosures in your document that you have taken over restaurants by struggling franchisees, it appears as though amounts payable under such guarantees are probable. Please tell us how you have considered the guidance of FIN 45 and what amounts you have accrued in your financial statements related to these leases. If you have not accrued amounts related to these leases, please tell us why you believe you are not required to do so. Based on your response, please also expand the disclosures in the notes to address this matter accordingly.

Response: The Company currently is contingently liable only for two restaurant leases for operating restaurants operated by franchisees. Both restaurants have been operating for several years and are operated by a very successful franchisee with high sales volume restaurants and it is very unlikely that the Company would ever have to pay either of those lease payments.


Note 7:  Common Stock, page 29
------------------------------

10. We refer to your response to our prior comments 5 and 4 from our letters dated August 2, 2007 and September 7, 2007, respectively. We continue to note that your financial statements still do not include all the required disclosures by paragraph A240 of SFAS 123R. Please note that some disclosures are required for each year an income statement is provided and some are required only for the current year presented. Please review the disclosures requirements and example disclosures in SFAS 123R and provide us with your proposed revised disclosures for future filings.

Response: The Company will add the non-vested balances in future filings, as follows:

Non-vested stock options 12/31/05                                71,000  shares
   Stock options vested in 2006                                 (10,000) shares
   Non-vested options forfeited in 2006                         (12,500) shares
   Options issued in 2006                                       111,500  shares
                                                                -------
Non-vested stock options 12/31/06                               160,000  shares
   Stock options vested in 2007                                 (61,000) shares
   Non-vested options forfeited in 2007                         (20,500) shares
   Options issued in 2007                                             0  shares
                                                                -------
Non-vested stock options 12/31/07                                78,500  shares
   Stock options vested in 2008                                       0  shares
   Non-vested stock options forfeited in 2008                         0  shares
   Options issued in 2008                                       465,000  shares
                                                                -------
Non-vested stock options 12/31/08                               543,500  shares

The employee stock options are generally exercisable three years after the date of grant and expire 10 years after the date of grant. If the optionee shall cease to be employed by the Company for any reason other than death or disability, the options, subject to earlier expiration, shall terminate and expire three months after the date of such termination. If the optionee shall cease to be employed by the Company due to death or disability, the options shall be exercisable for a period of 12 months after the date of disability or for six months after the date of death by the optionee's personal representative.


Note 9:  Loss from Discontinued Operations, page 31
---------------------------------------------------

11. We note that the company classified as discontinued operations the sale of company operated restaurants (acquired from struggling franchisees). Please tell us how the sale of such restaurants meets the requirements of discontinued operations presentation under paragraph 42 of SFAS 144. Given that franchise fees will still be received from the purchasers of these restaurants, it is unclear why you believe the cash flows have been eliminated from ongoing operations. Please refer to paragraph A27 of SFAS 144 and advise. We may have further comment upon receipt of your response.

Response: For the past few years, prior to approximately mid-November 2008, Noble Roman's business consisted of several components as follows:

Non-Traditional Franchise Sales and Service Business - The Company started this business in 1997 and has grown from zero franchises at that time to approximately 800 franchises today, which has been the substantial majority of the Company's business since 1997 and continues as such today. In fact, it is the only active segment today.

Selling Area Development Agreements - This component was started in 2006 and is closely related to franchising traditional locations. In fact, the area development agreements specifically excepted non-traditional locations from those agreements. Area developers were specifically prohibited from selling non-traditional locations in their area. Each of the area development agreements contained a specific schedule of franchises they were required to sell within specified time periods or the agreements automatically terminated. None of the area developers met the time schedules in their agreements and, as such, all of the agreements have automatically terminated. This component did not prove successful for Noble Roman's/Tuscano's as the area development program was created to sell franchises to individuals who basically wanted to own their job. As it turned out, those type of individuals could not deal and successfully operate with the complications created by having a dual-branded concept with each concept appealing to a different day segment. Noble Roman's dual-branded concept, including Tuscano's, where Tuscano's business came primarily 10:00 a.m. to 2:00 p.m. Monday through Friday and Noble Roman's Pizza business coming primarily 4:30 p.m. to 10:00 p.m. seven days a week with the weekends being greater than the weekdays. Inexperienced first-time business owners had difficulty successfully operating, therefore, the Company discontinued the component of its business related to the sales of area development agreements. In fact, the Company has not sold an area development agreement, nor offered for sale area development agreements, since June 1, 2008 and has only sold one in all of 2008. The operations and cash flows of this segment of its business has been totally eliminated from ongoing operations and does not have any continuing involvement in the operations from this segment of its business.

Traditional Franchise Sales and Service Segment - This segment was started in 2005 and was selling franchises for dual branded Noble Roman's/Tuscano's in traditional locations. This is unrelated to selling franchises for non-traditional locations. In fact, franchise agreements for non-traditional locations did not grant any territorial restrictions on the sale of traditional locations and the franchise agreements for traditional locations did not grant any territorial protection against the sale of non-traditional locations. The Company tested this method years ago and there was no interference from a non-traditional location being located across the street from a traditional location. When the Company opened a non-traditional location across the street from a traditional location the sales in the traditional location did not suffer at all from the opening of the non-traditional location and the non-traditional location was successful in attracting sales to its market despite the fact that a traditional location was across the street. Therefore, there has been no significant shifting of revenue from the non-tradition to the traditional or vice versa. The non-traditional segment draws its business from the traffic that exists in the facility in which the non-traditional location is located. The traditional segment draws its business from the general public that come there for the sole purpose of buying one of the products that the traditional segment offers. The Company no longer offers for sale franchises for traditional locations nor promotes that activity in any way. The operations and cash flows of this segment have been eliminated from ongoing operations and will not have any significant continuing involvement in the operations of this segment. The Company will continue to get some minor ongoing royalty but that is dwindling rapidly as the units are being closed. As of today, there are only approximately 15 of such units remaining open.

Purchasing Rehabilitating and Finding New Franchisees For Troubled Units: The Company started this service approximately five years ago but made the decision in November 2008 to discontinue this service. This intention was announced in a press release on November 10, 2008. This intention was carried out by selling nine of the remaining such locations and closing one during the fourth quarter of 2008. One of the nine sold already has closed and the Company expects an additional seven of the nine to close within the next few months. The operator of the seven units that we expect to close did not invest any capital, has not paid any of the rents since December and we believe they are going to close within the next few months. All the operations and cash flow from these operations have been eliminated from the ongoing operations and the Company will have no significant continuing involvement in these operations except for a small amount of passive royalty income for a short time until they close.

The assessment period may extend beyond one year after the component is actually disposed of in a situation in which events or circumstances beyond the entity's control, extend the period required to eliminate the direct cash flows of the disposed component or eliminate significant continuing involvement in the ongoing operations of the disposed component provided that the entity (a) takes the action necessary to respond to those situations and (b) expects to eliminate the direct cash flows and the significant continuing involvement.

With regard to the three components of our business that we made the decision to discontinue, namely selling area development agreements, traditional franchise sales and service segment and purchase and rehabilitating and finding new franchisees for troubled units, the operations and cash flow of those components of our business have been eliminated from ongoing operations and we do not have any continuing involvement in the operations from those components. Paragraph 42 of Statement 144 states: "The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with Paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of components have been (or will be) eliminated from the ongoing operations of the entity as a result of disposal transactions and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction." The different charges related to the disposal of the above referenced segments of our business clearly falls within paragraph 42 of Statement 144.

With regard to the area development agreement component, it is clear there are no ongoing cash flow implications of any kind and there is no ongoing financial involvement on our part.

With regard to traditional franchise sales and service segment, they are mostly gone, are anticipated to practically all be gone by the end of this year and our only involvement is some ongoing but diminishing royalty and EITF abstract issue 03-13, item 7 clearly states that continuing cash flows that was not disqualifying include, but not limited to, (a) interest income, (b) contingent consideration and business combination, (c) dividends, (d) passive royalty interest in the disposed component's operations. Our sole obligations in respect of this segment are as a franchisor and are set out in Section V of the Franchise Agreement:

1)   Franchisor site selection guidelines and site selection assistance

2)   Assistance in the layout and design as the franchisor may deem necessary

3)   Site evaluation and assistance as franchisor may deem necessary

4)   Loan of one set of confidential manuals

5) Upon opening the franchise, franchisor is to receive initial on-the-job training program as franchisor reasonably deems necessary

6) The services of one representative for reasonable assistance and guidance in connection with the opening and initial operation

7) During the operation of the business such additional assistance that the franchisor deems necessary in its sole discretion

As can be seen from the above list, the Company has no material continuing obligations with those remaining franchises. The royalty agreement is not significant to the overall operation of the disposed component, as can be seen from the paragraph above regarding the Company's franchise agreement, the Company is not involved in the ongoing activity of the disposed component, the Company's obligations are limited to its ability to receive the royalty payment and there is nothing in the franchise agreement that enables the Company to exert significant influence over the disposed component.

The Company has no cash flow from the disposed components for either revenue or expense.

There are no cash flow results from migration, as explained above, and the Company's non-traditional segment neither benefits from the closing of a traditional location nor is jeopardized by the opening of a traditional location.

There is no cash flow to the Company, incoming or outgoing, from the continuation of any of the activities of the disposed components. In addition, it is anticipated there will not be any significant continuation of those activities after 2009.

As described in the Company's franchise agreement, the Company has no ability to influence the financial decisions of the disposed components that are continuing and has no obligations under the franchise agreements to provide them any ongoing services.

The Company's reporting of the discontinued operations also is consistent with the assessment period requirements. Disposal of the components has already been completed and the Company has no future involvement except passive royalty interest in the disposed component's operations, which will also be gone, for all practical purposes, in less than a year.


12. We note that losses from discontinued operations in 2006 and 2007 were fully offset by decreases in your valuation allowance. Please tell us the nature of the adjustments that offset these losses.

Response: The loss from discontinued operations in 2006 and 2007 were offset by decreasing the valuation allowance for the deferred tax asset. The valuation allowance for the deferred tax asset was eliminated as the Company concluded that it was more likely than not that the deferred tax asset would be utilized before the credits expired, most of which expire between the years of 2012 and 2028. The deferred tax asset was created as a result of previous losses on discontinued operations.


Note 10:  Contingencies, page 31
--------------------------------

13. Please revise future filings to disclose the amount of damages claimed by the plaintiffs in these actions.

Response: In future filings the Company will attempt to disclose the amount of damages claimed by the plaintiffs, although that is difficult to quantify as it is not clear in the series of amended complaints.


Item 9A.  Controls and Procedures, page 35
------------------------------------------

14. We note that your disclosure only covers the assessment of internal controls of financial reporting. Please revise future filings to include a discussion of both the assessment of disclosure controls and procedures and internal controls of financial reporting. Your revised disclosure should include a conclusion of the effectiveness of each type of controls. Refer to Items 307 and 308 of Regulation S-K.

Response: The Company will revise future filings to include a discussion of both the assessment of disclosure controls and procedures and internal controls of financial reporting.

Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2009 and
-------------------------------------------------------------------------
June 30, 2009
-------------
Exhibits 31
-----------

15. We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-K. Please revise this certification in all future filings to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response: The Company will revise future filings to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.


Pursuant to the Staff's request, we acknowledge that:

     o We are responsible for the adequacy and accuracy of the disclosure in our filings and this response letter;
     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission for taking any action with respect to our filings; and
     o We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal Securities Laws of the United States.

We believe the foregoing should address the Staff's comments. We thank you in advance for the Staff's customary courtesies. If the Staff has any questions about, or disagrees with the adequacy of, our response as set forth above, we would be very pleased to discuss these matters further.


Sincerely,

Noble Roman's, Inc.



By: /s/  Paul W. Mobley
    -----------------------------------------
    Paul W. Mobley, Chairman, Chief Executive
      Officer and Chief Financial Officer


cc:   Heather Clark